UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended August 20, 2003

Commission File Number 000-30084

LINUX GOLD CORP
(formerly LinuxWizardry Systems, Inc).
Registrant's Name

#1103 – 11871 Horseshoe Way, Richmond, British Columbia, Canada V7A 5H5
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F ☒                              Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐                                  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): n/a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): n/a

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a

SUBMITTED HEREWITH

Exhibits

99.1	Audited Financial Statements for the years ended February 28, 2003 and February 28, 2002
99.2	Audited Financial Statements for the years ended February 28, 2003 and February 28, 2002 (amended)
99.3	Financial statements for the three months ended July 31, 2003
99.4	Press release of the Company dated June 23, 2003
99.5	Press release of the Company dated July 16, 2003
99.6	Press release of the Company dated August 11, 2003
99.7	Press release of the Company dated August 18, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

		By	/s/ John G. Robertson
John G. Robertson,
President
Date	August 20, 2003